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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 5)*

                             Wild Oats Markets, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                    96808B107
      --------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2002
      --------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     | |  Rule 13d-1(b)

     | |  Rule 13d-1(c)

     |X|  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
     13-337-6808
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power     2,351,827
  Beneficially Owned
  by Each Reporting
  Person With:
--------------------------------------------------------------------------------
                           6.     Shared Voting Power      Not applicable.
--------------------------------------------------------------------------------
                           7.     Sole Dispositive Power     2,351,827
--------------------------------------------------------------------------------
                           8.     Shared Dispositive Power     Not applicable.
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person      2,351,827

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11. Percent of Class Represented by Amount in Row (9)       9.5%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107



PRELIMINARY NOTE:  The information contained herein has been amended to  reflect a change to the name and controlling persons of the Reporting Person.

ITEM 1.

                  (A)      NAME OF ISSUER:

                           Wild Oats Markets, Inc.

                  (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           3375 Mitchell Lane
                           Boulder, Colorado 80302

ITEM 2.

                  (A)      NAME OF PERSON FILING:

                           J.P. Morgan Partners (SBIC), LLC

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           1221 Avenue of the Americas
                           New York, New York  10020

                  (C)      CITIZENSHIP:

                           Delaware.

                  (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

                  (E)      CUSIP NUMBER:

                           96808B107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) or 240. 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

                  (A)      AMOUNT BENEFICIALLY OWNED:

                           2,351,827

                  (B)      PERCENT OF CLASS:

                           9.5% (as of December 31, 2001)

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                  (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      2,351,827
                           (ii)     Not applicable.
                           (iii)    2,351,827
                           (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                                         J.P. MORGAN PARTNERS (SBIC), LLC


                                         By:  /s/ JEFFREY C. WALKER
                                             -----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107



                                  EXHIBIT 2(a)

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

---------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107



                                  DIRECTORS(1)

                               Jeffrey C. Walker*















------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*




















------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                  DIRECTORS(1)

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                      Retired Chairman of the Board and
                                       Chief Executive Officer
                                       Deere & Company
                                       One John Deere Place
                                       Moline, IL 61265

--------------------------------------------------------------------------------
 Riley P. Bechtel                      Chairman and Chief Executive Officer
                                       Bechtel Group, Inc.
                                       P.O. Box 193965
                                        San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, New York  10019
--------------------------------------------------------------------------------

------------------
(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                   Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                      Chairman of the Board
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                    Retired Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                        President and Trustee
                                       American Museum of Natural History
                                       Central Park West at 79th Street
                                       New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                  President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.              Chairman of the Board and Chief Executive
                                         Officer
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue, 8th Floor
                                       New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                      Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       Four Times Square
                                       New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                        Chairman of the Board and Chief Executive
                                         Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                      Chairman of the Board
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                         Chief Executive Officer
                                       U.S. Olympic Committee
                                       One Olympic Plaza
                                       Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                   Professor of Business Administration and
                                         Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------